[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 15, 2019

Via EDGAR and Courier

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	United Technologies Corporation
Registration Statement on Form S-4
Filed July 17, 2019
File No. 333-232696

Dear Staff of the Division of Corporation Finance:

On behalf of our client, United Technologies Corporation (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated August 9, 2019, regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on July 17, 2019.  In connection with this letter responding to the Staff’s comment, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement. Concurrently with the submission of this letter, the Company is also responding via a separate letter to the comments of the Staff set forth in your letter dated August 9, 2019, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2018 and Form 8-K filed July 23, 2019.

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 1.

General

1.
We note that the forum selection provision in your amended and restated bylaws will identify a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also provide risk factor disclosure describing any risks to investors, and state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:  In response to the Staff’s comment, we have revised the disclosure on pages 50 and 204 of Amendment No. 1.

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1331 or my colleague, Edward J. Lee, at (212) 403-1155.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	Gregory D. Hayes, United Technologies Corporation
Charles D. Gill, United Technologies Corporation
Frank R. Jimenez, Raytheon Company
Clare O’Brien, Shearman & Sterling LLP
Sean Skiffington, Shearman & Sterling LLP